ORION FINANCIAL GROUP, INC.

1739 Creekstone Circle

San Jose, CA 95133

March 6, 2013

VIA EDGAR and FEDERAL EXPRESS

Duc Dang

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Orion Financial Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 22, 2013

File No. 333-185146

Dear Duc Dang:

We are in receipt of your letter dated January 25, 2013 regarding the above referenced filing. As requested in your letter, we have updated the financial statements that meet the age requirements of Rule 8-08 of Regulation S-X. Additionally, the report by our independent registered public accounting firm is signed in accordance with Rule 2-02 of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kenneth Green

Chief Executive Officer